UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 6, 2014**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 6, 2014, American Independence Corp. issued a press release announcing results of operations for the three months and nine months ended September 30, 2014, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated November 6, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: November 6, 2014
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP. **CONTACT: ADAM C. VANDERVOORT**
485 MADISON AVENUE **(646) 509-2156**
NEW YORK, NEW YORK 10022 www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2014 THIRD-QUARTER AND NINE-MONTH RESULTS

New York, New York, November 6, 2014. American Independence Corp. (NASDAQ: AMIC) today reported 2014 third-quarter and nine-month results.

Financial Results

AMIC reported net income of $2.1 million ($.25 per diluted share) for the three months ended September 30, 2014 compared to $0.6 million ($.07 per diluted share) for the three months ended September 30, 2013. AMIC reported net income of $3.2 million ($.39 per diluted share) for the nine months ended September 30, 2014 compared to $2.5 million ($.31 per diluted share) for the nine months ended September 30, 2013.

Revenues increased to $41.2 million for the three months ended September 30, 2014 compared to revenues of $37.6 million for the three months ended September 30, 2013, primarily due to an increase in premiums and fee income. Revenues increased to $124.3 million for the nine months ended September 30, 2014 compared to revenues of $110.3 million for the nine months ended September 30, 2013, primarily due to an increase in premiums, fee income and agency income.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased with the continuing growth in earned premium and with the profitability of business written by IHC Risk Solutions. We attribute the growth in our direct distribution to our enhanced sales force, focused underwriting and employer groups moving from fully insured to self-funding as they consider alternatives as a result of health care reform. We expect continued improvement in this line of business, as evidenced by the 36% growth in our direct business written for the twelve months ended October 31, 2014, while maintaining consistent profit margins on a growing premium base. We are also encouraged by the growth in our occupational accident and ancillary lines of business. With respect to our fully insured operating companies, we continue to build out the direct-to-consumer distribution that is essential to our future growth as a specialty health company. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $10.99 per share at September 30, 2014 from $10.44 per share at December 31, 2013."

Change in Accounting Principle

AMIC was acquired in a series of transactions by Independence Holding Company ("IHC") beginning in 2002 with a 19.9% equity investment and culminating in its current ownership of 90%. In March 2010, IHC increased its ownership to over 50% and, in accordance with generally accepted accounting principles in the United States ("GAAP"), IHC established a new basis for AMIC's assets and liabilities in IHC's consolidated financial statements based on the fair value of AMIC's identifiable assets and liabilities assumed at that time. AMIC did not "push down" the new basis for its assets and liabilities; instead, AMIC maintained its historical basis in its assets and liabilities for the purpose of issuing its separate standalone financial statements. Accordingly, the reporting basis for AMIC's assets and liabilities included in the consolidated financial statements of IHC were different from the reporting basis for AMIC's assets and liabilities included in AMIC's previously reported separate standalone financial statements. During the second quarter of 2014, due to the lifting of certain restrictions and requirements relating to IHC's ownership of AMIC stock, AMIC has elected, for all periods presented, to reflect IHC's basis.

As a result of the above-mentioned change in accounting principle, the consolidated financial statements and financial information of AMIC reported prior to June 30, 2014 are not directly comparable to the financial statements and financial information of AMIC included in this news release. The differences relate to the write-off of goodwill, basis differences in intangible assets and related amortization, other assets, other investments, non-controlling interests in subsidiaries, taxes and related tax provisions, net income, additional paid-in capital, retained earnings and total shareholders' equity (including a corresponding change in book value per share). See Notes to Condensed Consolidated Financial Statements included in the September 30, 2014 Form 10-Q for the impact of this adoption on AMIC's condensed consolidated balance sheets and condensed consolidated statements of income at and for the periods ended December 31, 2013 and September 30, 2013. The restatement resulted in the reduction of book value per share to correspond with IHC's carrying basis in AMIC.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers pet insurance, non-subscriber occupational accident, short-term medical, medical stop-loss, group and individual, dental and various supplemental products. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries IPA Family, LLC, healthinsurance.org, LLC, IHC Specialty Benefits, Inc., and IPA Direct, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal and state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

American Independence Corp.
Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2014	**2013**	**2014**	**2013**
Premiums earned	$	33,927	$ 31,844	$ 100,055	$ 93,458
Fee and agency income		5,944	5,038	21,481	13,973
Net investment income		544	537	1,645	1,542
Net realized investment gains		580	46	863	973
Other income		162	126	220	380
Revenues		41,157	37,591	124,264	110,326
Insurance benefits, claims and reserves		21,229	22,203	64,012	63,630
Selling, general and administrative expenses		16,215	13,834	53,703	40,835
Amortization and depreciation		418	465	1,280	1,377
Expenses		37,862	36,502	118,995	105,842
Income before income tax		3,295	1,089	5,269	4,484
Provision for income taxes		1,339	323	1,988	1,367
Net income		1,956	766	3,281	3,117
Less: Net (income) loss attributable to the non-controlling interest		101	(201)	(125)	(634)
Net income attributable to American Independence Corp.	$	2,057	$ 565	$ 3,156	$ 2,483
Basic income per common share:					
Net income attributable to American Independence Corp. common stockholders	$	.25	$ .07	$ .39	$ .31
Weighted-average shares outstanding		8,079	8,073	8,076	8,077
Diluted income per common share:					
Net income attributable to American Independence Corp. common stockholders	$	.25	$ .07	$ .39	$ .31
Weighted-average diluted shares outstanding		8,097	8,081	8,102	8,083

American Independence Corp.
Condensed Consolidated Balance Sheets
(In thousands, except per share data)
(Unaudited)

		September 30, 2014		December 31, 2013
ASSETS:				
Investments:				
Securities purchased under agreements to resell	$	2,979	$	3,563
Trading securities		1,136		859
Fixed maturities available-for-sale, at fair value		71,530		68,222
Equity securities available-for-sale, at fair value		1,003		988
Total investments		76,648		73,632
Cash and cash equivalents		4,400		4,424
Restricted cash		16,751		10,067
Accrued investment income		679		604
Premiums receivable		14,145		14,364
Net deferred tax asset		9,295		11,172
Due from reinsurers		6,526		7,549
Intangible assets		10,267		11,408
Accrued fee income		3,206		2,332
Due from securities brokers		183		172
Other assets		16,510		17,450
TOTAL ASSETS	$	158,610	$	153,174
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	32,295	$	35,252
Premium and claim funds payable		16,751		10,067
Commission payable		5,416		5,455
Accounts payable, accruals and other liabilities		11,036		13,251
State income taxes payable		585		544
Due to securities brokers		-		45
Due to reinsurers		942		1,177
Total liabilities		67,025		65,791
STOCKHOLDERS' EQUITY:				
American Independence Corp. stockholders' equity:				
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding		-		-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,079,215 and 8,072,548 shares outstanding, respectively		92		92
Additional paid-in capital		79,734		79,694
Accumulated other comprehensive loss		(830)		(2,152)
Treasury stock, at cost, 1,102,578 and 1,109,245 shares, respectively		(10,243)		(10,305)
Retained earnings		20,060		16,970
Total American Independence Corp. stockholders' equity		88,813		84,299
Non-controlling interest in subsidiaries		2,772		3,084
Total equity		91,585		87,383
TOTAL LIABILITIES AND EQUITY	$	158,610	$	153,174